Mail Stop 6010
      December 12, 2005



Mr. Tetsuya Kawakami
Senior Managing Director
Matsushita Electric Industrial Co., Ltd.
1006, Oaza Kadoma, Kadoma-shi
Osaka 571-8501, Japan


		RE: 	Matsushita Electric Industrial Co., Ltd.
			Form 20-F for fiscal year ended March 31, 2005
      File No.  001-06784

Dear Mr. Kawakami,

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended March 31, 2005

Consolidated Statements of Cash Flows, page 111

1. We see that you present the change in your finance receivables as an investing activity on your consolidated statement of cash flows.
It appears that these financing transactions may have been initiated by your consolidated subsidiary, Matsushita Leasing & Credit Co., Ltd. Please tell us why your current presentation of finance receivable transactions as investing activities in your cash flow statement is appropriate, citing any authoritative literature upon which you relied. Please specifically tell us how you have complied with the guidance set forth in paragraph 22 (a) of SFAS 95.
Also,
note the cash flow statement guidance in Section II of the "Current
Accounting and Disclosure Issues in the Division of Corporation Finance" dated March 4, 2005, which can be found on our website. Revise future filings as necessary based on our comment.

2. Additionally, we see that you are presenting the change in deposits and advance from customers as financing activity. Please tell us the nature and significant terms of these deposits and advances and why the classification as a financing cash flow is appropriate. Revise future filings as necessary based on our comment.


	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Senior Branch Chief, at (202) 551-3554 with any other questions.

      								Sincerely,

								Jay Webb
								Reviewing Accountant



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Mr. Tetsuya Kawakami
Matsushita Electric Industrial Co., Ltd.
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